                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*

                         INTERPLAY ENTERTAINMENT CORP.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)
                                   460615107
                                (CUSIP Number)

                                Mr. Brian Fargo
                            Chief Executive Officer
                             16815 Von Karman Ave.
                           Irvine, California  92606
                          Telephone:  (949) 553-6655
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  Copies to:
                               K.C. Schaaf, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite, 1600
                            Newport Beach, CA 92660
                          Telephone:  (949) 725-4000


                                 May 20, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brian Fargo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,022,378
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,022,378
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,022,378
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16815 Von Karman Avenue, Irvine, CA 92606.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Brian Fargo ("Fargo")

     (b) 16815 Von Karman Avenue, Irvine, CA  92606

     (c) Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

     (d) During the last five years, Fargo has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Fargo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Fargo made the open market purchases described in Item 4 below with personal funds. Fargo received the Options (as defined in Item 4 below) as partial compensation for his services as chief executive officer of the Company. Fargo received the Warrants (as defined in Item 4 below) as consideration for personally guaranteeing the agreements entered into by the Issuer in connection with its line of credit.

     Fargo did not purchase or otherwise acquire any securities of the Issuer pursuant to any of the transactions with Titus Interactive SA, a French corporation ("Titus") described in Item 4 below.


ITEM 4.  PURPOSE OF TRANSACTION.

     Fargo made open market purchases of 100,000 shares of Common Stock of the Issuer on June 19, 1998 and 50,000 shares of Common Stock of the Issuer on March 1, 1999. Fargo made these purchases for investment purposes.

     On February 23, 1998, Fargo was granted options to purchase 150,000 shares of the Issuer's Common Stock as partial compensation for his services as chief executive officer of the Issuer. Such options vest at a rate of 20% per year. Options to purchase 30,000 of such shares of the Issuer's Common Stock vested and became exercisable as of February 23, 1999 (the "Options"). While Fargo has not elected to exercise any of the Options, Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), Fargo is deemed to be the beneficial owner of the shares of the Issuer's Common Stock purchasable upon exercise of such Options from and after such time as such Options vest.

     In connection with the amendment of agreements concerning the Issuer's line of credit in November 1998, Fargo provided a personal guarantee of the Issuer's obligations under such agreements in the amount of $5 million, effective through May 31, 1999. As consideration for

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making such guarantee, Fargo received warrants to purchase 400,000 shares of
Common Stock of the Issuer (the "Warrants"), at an exercise price of $3.00 per share. The Warrants became exercisable by Fargo on May 20, 1999. While Fargo has not yet elected to exercise the Warrants, from and after such time as they became exercisable Fargo is deemed, pursuant to Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of the shares of Common Stock purchasable upon exercise of the Warrants.

     Commencing in March 1999, Fargo entered into a series of transactions with Titus, the consummation of which will result in the acquisition of voting control of the Issuer by Titus. The transactions resulting in such acquisition are described below.

     On March 18, 1999, Fargo, the Issuer and Titus consummated the transactions contemplated by the Stock Purchase Agreement dated March 18, 1999, by and among such parties. Such Stock Purchase Agreement, as amended by the Letter Agreement (as defined below), shall be referred to herein as the "Initial Purchase Agreement." Pursuant to the Initial Purchase Agreement, Titus agreed to purchase up to 5,000,000 shares of the Issuer's Common Stock for aggregate consideration of $10,000,000. A total of 2,500,000 shares of Common Stock were issued to Titus at the closing under the Initial Purchase Agreement on March 18, 1999. Pursuant to certain adjustment provisions of the Initial Purchase Agreement, on June 30, 1999 the Issuer issued an additional 1,161,771 shares of Common Stock to Titus without additional payment. Up to an additional 1,338,229 shares of Common Stock may be acquired by Titus pursuant to the Initial Purchase Agreement without additional payment pursuant to certain adjustments based on the trading price of the Issuer's Common Stock for the ten-day periods ending August 20, 1999.

     As a condition to the closing of the transactions contemplated by the Initial Purchase Agreement, Titus entered into an agreement with Universal Studios, Inc. ("Universal") and the Issuer dated March 18, 1999, giving Titus the option (the "Option") to purchase all (but not less than all) of the shares of Common Stock held by Universal at a price per share equal to the higher of
(i) the average of the closing price of the Common Stock as reported on the NASDAQ-NMS for the ten (10) trading days preceding the date of the first public announcement of the closing of the purchase of the Common Stock by Titus pursuant to the Purchase Agreement (equal to $2.43 per share) or (ii) if during the term of the Option, Titus or an affiliate of Titus initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger Agreement"), the price paid to the Issuer's public shareholders pursuant to such tender offer or Merger Agreement. On March 18, 1999, in consideration of Universal's grant of the Option, Titus paid Universal $500,000 cash, which would be applied to the exercise price in the event Titus exercises the Option. The Option is exercisable at any time prior to September 14, 1999. At the closing of the Initial Purchase Agreement, Universal held 4,658,216 shares of Common Stock.

     Pursuant to Section 4.4 of the Initial Purchase Agreement, each of the Issuer and Titus have agreed that, except as otherwise provided in the or contemplated by the Initial Purchase Agreement, including the exercise of the Option as described above, between March 18, 1999 and December 31, 1999, neither party, nor any of its majority-owned subsidiaries will, without the prior written consent of the other party: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the other party or any subsidiary thereof, or of any successor to or person or entity in control of the other party, or any assets of the other party or any subsidiary or division thereof or of any such successor or controlling person or entity; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the

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other party; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the other party or its securities or assets; provided, however, the foregoing restrictions shall not preclude Titus from (A) acquiring the shares of Common Stock contemplated by the Initial Purchase Agreement or the Option, (B) pursuing and consummating a Permitted Transaction (as defined below), (C) filing a Schedule 13D in connection with the transactions contemplated by the Initial Purchase Agreement, (D) voting its shares of Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, or (E) taking any other action contemplated by the Initial Purchase Agreement; provided, further, that such restrictions on Titus shall lapse automatically in the event any person other than Titus takes any action with respect to the matters described in clauses (ii) and (iii) above.

     Pursuant to Section 8.17 of the Initial Purchase Agreement, if (i) a Permitted Transaction is not consummated prior to the earlier to occur of (A) August 31, 1999, and (B) the consummation of a Permitted Transaction or the entering into of a definitive agreement with respect to a Permitted Transaction (the "Standstill Period"), and (ii) the Issuer enters into a transaction for the acquisition of the Issuer by merger or otherwise on or prior to September 30, 1999, then the Issuer shall pay to Titus, upon consummation of such transaction, in immediately available funds, a breakup fee in an amount equal to three percent (3%) of the Enterprise Value of all such transactions. "Enterprise Value" for any transaction shall mean the sum of (i) all consideration received or deemed received by the Issuer or the selling shareholder or shareholders of the Issuer in connection with such transaction, including without limitation all consideration for covenants not to compete, employment agreements, and consulting agreements, plus (ii) the principal amount of all indebtedness for borrowed money outstanding as of the closing of such transaction.

     Pursuant to Section 8.6 of the Initial Purchase Agreement, during the Standstill Period, Titus has the right to cause up to two officers or other representatives of Titus (the "Designees") to attend as observers all meetings of the Issuer's board of directors and all meetings of committees of the Issuer's board. Titus and the Designees shall also receive during the Standstill Period copies of all minutes of board and committee meetings and other proceedings, all board and other committee actions by written consents without a meeting, and all minutes and written consents relating to action taken by the shareholders of the Issuer. At any time during the Standstill Period at Titus' election, the Issuer shall use its best efforts to cause one of the Designees to be elected to the Issuer's board. In such event, Fargo has agreed to vote all of shares of Common Stock owned by him in favor of the election of such Designee to the Issuer's board.

     On May 12, 1999, Fargo, the Issuer and Titus entered into a Letter of Intent (the "Letter Agreement"). The Letter Agreement is non-binding, except with respect to certain amendments to the Purchase Agreement and the payment by Titus of a deposit in the amount of $5,000,000 in exchange for the Issuer's issuance of a convertible promissory note for such amount. Pursuant to Section 1 of the Letter Agreement, the Issuer and Titus agreed that the Issuer and Titus would negotiate to enter into an agreement whereby the Issuer would issue 6,250,000 shares of Common Stock to Titus at a price of $4.00 per share, for aggregate consideration of $25,000,000. Such agreement would be on substantially the same terms and conditions as the Purchase Agreement.

     On July 20, 1999, pursuant to the Letter Agreement, Fargo entered into a Stock Purchase Agreement (the "Additional Purchase Agreement") with the Issuer and Titus. Pursuant to the Additional Purchase Agreement, Titus agreed to purchase up to 6,250,000 shares of Common Stock from the Issuer. Pursuant to
Section 13.1 of the Additional Purchase Agreement, during the Restricted Period (defined below), Titus has the right of first refusal to purchase all (or part) of the equity securities that the Issuer may propose to sell and issue from time to time, other than (i) any shares of Common Stock issued in accordance with the stock option plans and warrants currently reserved for issuance to employees, directors and advisors of the Issuer, (ii) shares of Common Stock issued as consideration to third parties for product development services or publishing or distribution rights, not to exceed 500,000 shares, (iii) shares of Common Stock issued in connection with any stock split, stock dividend or reverse stock split, and (iv) shares of Common Stock issued in connection with acquisitions of other entities by way of merger, share exchange, sale of assets or otherwise.

     Pursuant to Section 8.5 of the Additional Purchase Agreement, during the period between July 20, 1999 and the earlier of the closing of the transactions contemplated by the Additional Purchase Agreement (the "Additional Closing") or the termination of the Additional Purchase Agreement, the Issuer will not, directly or indirectly, through any officer, director, employee, agent, 5% stockholder, partner or otherwise, solicit or initiate, or participate in discussions or negotiations with, or encourage the submission of bids, offers or proposals by (or commence negotiations with or provide any information to), any person or entity with respect to an acquisition of the Issuer, its business or assets, or any interest therein, other than Titus. Notwithstanding the foregoing, the Issuer may entertain a written unsolicited bid or proposal from, and provide non-public information to, any party who delivers such a written bid or proposal with respect to an acquisition of the Issuer, its business or assets, but only if and so long as the Issuer's board of directors determines in good faith by a majority vote (with the written concurring and concurrent advice from outside legal counsel) that failing to entertain such written bid or proposal would constitute a breach of the fiduciary duties of the Issuer's board of directors under applicable law. Furthermore, pursuant to Section 8.6 of the Additional Purchase Agreement, during the Restricted Period, Fargo has agreed not to sell, assign, pledge, mortgage or otherwise dispose of or transfer his Common Stock, or any other securities of the Issuer, whether now owned or hereafter acquired, or agree to do any of the foregoing, except to Titus.

     Pursuant to Section 2 of the Additional Purchase Agreement, Titus has agreed to loan to the Issuer an amount to be mutually agreed upon by the Issuer and Titus, which loan will be evidenced by a convertible promissory note (the "Additional Note") to be issued by the Issuer in favor of Titus.

     In connection with the Additional Purchase Agreement, Fargo, Titus, Herve Caen and Eric Caen entered into an Exchange Agreement (the "Exchange Agreement") whereby Fargo will exchange 2,000,000 shares of the Issuer's Common Stock owned by him (the "Fargo Shares") for 96,666 shares of Titus Common Stock (the "Exchanged Shares"), based upon a valuation of the Issuer's Common Stock of $4.00 per share and a valuation of Titus' Common Stock of $82.76 per share. In order for Titus to issue its Common Stock, certain conditions under French law must be satisfied, including the appointment by a French court of an independent auditor, the issuance by such auditor of a report with respect to the adequacy of consideration received by Titus for the shares issued, and due approval by the shareholders of Titus of the issuance of Titus' Common Stock. Pursuant to
Section 4.2 of the Exchange Agreement, if these conditions have not been satisfied at the time of the Additional Closing, Fargo and Titus shall enter into an "Interim Closing" whereby Fargo shall deliver (i) an irrevocable proxy to Titus granting Titus the right to vote the Fargo Shares and (ii) the Fargo Shares to an escrow agent mutually agreed upon by Fargo and Titus pursuant to the terms and conditions of an escrow agreement. Upon the consummation of the Interim Closing, Titus shall be deemed to be the beneficial owner of the Fargo Shares. If the conditions described above have not been satisfied on or prior to December 31, 1999, then the escrow agent shall, on the first business day thereafter, return to Fargo the Fargo Shares and the Exchange Agreement shall be null and void unless otherwise agreed by Fargo and Titus.

     In connection with the Additional Purchase Agreement, Fargo also agreed to enter into a Stockholder Agreement (the "Stockholder Agreement") with Titus and Fargo, which shall be in effect (except as provided in Section 2.1 of such agreement, as described below) until Titus holds less than 50% of the fully-diluted common stock of the Issuer. The Stockholder Agreement includes, among other provisions:

     (a) pursuant to Section 2.1 of the Stockholder Agreement, an agreement by Titus and Fargo that, until the earliest to occur of (i) the termination of Fargo's employment for Cause or Fargo's resignation for other than Good Reason,
(ii) the termination of Herve Caen's employment other than for Cause or Caen's resignation for Good Reason, or (iii) the date that Fargo ceases to hold at least 2,000,000 shares of the Issuer's Common Stock, each of Titus and Fargo shall vote their shares of the Issuer's Common Stock to elect to the Issuer's board of directors (x) two (2) individuals nominated by Fargo, (y) two (2) individuals nominated by Titus and (z) three (3) individuals mutually agreed upon by Fargo and Titus;

     (b) pursuant to Section 3.4 of the Stockholder Agreement, a right of first refusal in favor of the Issuer, if the proposed transferor is Titus, and Titus, if the proposed transferor is Fargo, in the event that either Fargo or Titus intends to transfer all or a portion of its Common Stock in the Issuer (with certain exceptions from such rights of first refusal, including "de minimis" transfers of shares by Fargo or transfers by Titus to an affiliate);

     (c) pursuant to Section 3.6 of the Stockholder Agreement, from the Additional Closing through the earlier of the termination of Section 2.1 of the Stockholder Agreement or the termination of the Stockholder Agreement in accordance with its terms, neither Fargo nor Titus, nor any of Titus' majority-owned subsidiaries will, without the prior written consent of the other party:
(i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or Titus, or any material amount of the assets of the Issuer, or any material amount of the assets of the Issuer or Titus, as the case may be, or any subsidiary or division thereof outside the ordinary course of business; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or Titus, as the case may be, for the purpose of changing or influencing the control of the Issuer or Titus, as the case may be; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Issuer or Titus, as the case may be, or its securities or assets; provided, however, the foregoing restrictions shall not (x) preclude Titus from
(A) acquiring the securities contemplated by Article IV of the Stockholder Agreement and the Additional Purchase Agreement and the transactions contemplated thereby, including without limitation the transactions contemplated by the Initial Purchase Agreement and the Universal Agreement (each as defined in the Additional Purchase Agreement), (B) filing a Schedule 13D in connection with the transactions contemplated by the Additional Purchase Agreement or the Exchange Agreement, (C) voting its shares of the Issuer's Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, (D) taking any other action contemplated by the Additional Purchase Agreement, or (E) purchasing shares of the Issuer's capital stock pursuant to open-market transactions on a national securities exchange or in the over-the-counter market; provided, further, that the restrictions on Titus in
Section 3.6 of the Stockholder Agreement shall lapse automatically in the event any person or entity other than Titus or an affiliate of Titus takes any action with respect to the matters described in clauses (ii) and (iii) above, or (y) preclude Fargo from (A) acquiring the shares of Titus common

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stock pursuant to the Exchange Agreement or (B) filing a Schedule 13D in connection with the transactions contemplated by the Additional Purchase Agreement or the Exchange Agreement;

     (d) pursuant to Section 4.1 of the Stockholder Agreement, if the Issuer proposes to issue, sell, or grant (collectively, an "issuance") any equity securities or any securities convertible into or exchangeable for equity securities (collectively, the "New Securities"), then the Issuer shall, no later than ten (10) business days prior to the consummation of such issuance, give written notice to each of Fargo and Titus of such issuance (the "Notice of Issuance"). Such Notice of Issuance shall describe such issuance, and contain an offer to each of Fargo and Titus (each, a "stockholder") to sell to such stockholder, at the same price and for the same consideration to be paid by the proposed purchasers, such stockholder's pro rata portion (which shall be a percentage, determined immediately prior to such issuance, equal to the percentage of the fully-diluted common stock of the Issuer held by such stockholder). Subject to the foregoing, if Common Stock is being issued with other securities as a unit, each stockholder who desires to accept such offer must purchase such unit in order for such acceptance to be valid. If any such stockholder fails to accept such offer by written notice within ten (10) business days after its receipt of the Notice of Issuance, the Issuer may proceed with such issuance, free of any right on the part of such stockholder under Section 4.1 of the Stockholder Agreement in respect thereof, provided that, any issuance of New Securities more than forty-five (45) days after the expiration of such ten business day period, or to a different issuee, or on terms and conditions less favorable to the Issuer in any material respect than those described in the notice to the stockholders, shall be subject to a new notice to and new purchase rights by the stockholders under Section 4.1 of the Stockholder Agreement. Section 4.1 shall not apply to the issuance of any Excluded Securities. For purposes of the Stockholder Agreement, "Excluded Securities" shall mean: (i) issuances of securities which have been approved prior to the date hereof (including without limitation issuances under the Issuer's employee stock purchase plans described under Section 5.3 of the Additional Purchase Agreement), provided that such issuances are permitted under the Initial Purchase Agreement and the Additional Purchase Agreement (the "Purchase Agreements"); (ii) issuances of securities which have been approved by the Issuer's board of directors and by the stockholders; (iii) New Securities distributed or set aside to all holders of the Issuer's common stock on a per share equivalent basis; (iv) issuances pursuant to the Purchase Agreements; and
(v) issuances of New Securities upon the grant, exercise or conversion of (x) options or warrants to purchase shares of the Issuer's capital stock or (y) securities which are convertible into shares of the Issuer's capital stock ((x) and (y) referred to collectively as "Convertible Securities"), in each case where such Convertible Securities have been granted or issued prior to the date hereof or have been granted or issued in accordance with the Stockholder Agreement;

     (e) pursuant to Section 4.2 of the Stockholder Agreement, in the event that the Issuer proposes to issue, sell or grant any Excluded Securities pursuant to clauses (i), (ii) or (v) of the preceding paragraph, the Issuer shall send a notice of such issuance to Titus in accordance with the provisions concerning a Notice of Issuance (an "Excluded Securities Notice"). Following receipt of an Excluded Securities Notice, Titus shall have the option to purchase such number of Excluded Securities as are necessary for Titus to maintain its percentage ownership of the Issuer's fully diluted common stock at the same level as immediately prior to such issuance, at the price and on the other terms and conditions upon which such Excluded Securities are being issued, sold or granted (the "Excluded Securities Option"). The Excluded Securities Option shall be exercisable by Titus no later than thirty (30) calendar days after Titus' receipt of an Excluded Securities Notice; provided, however, that in the case of Excluded Securities which are Convertible Securities, Titus must exercise the Excluded Securities Option no later than thirty (30) calendar days after its receipt of notice from the Issuer of the exercise or conversion, as applicable, of such Excluded Securities;

     (f) pursuant to Section 5.1 of the Stockholder Agreement, neither Fargo nor Titus may transfer for value any the Issuer's capital stock held by it unless the terms and conditions of such transfer include an offer to the other stockholder to include in the transfer to the third party transferee an amount of the Issuer's capital stock held by such other stockholder (the "Tag-Along Stockholder"), which amount may not exceed the number of shares of the Issuer's capital stock derived by multiplying (i) the aggregate number of shares of the Issuer's capital stock covered by the offer by (ii) a fraction the numerator of which is the number of shares of the Issuer's capital stock owned by the Tag-Along Stockholder at the time of the transfer and the denominator of which is the total number of shares of the Issuer's capital stock held by Fargo and Titus at the time of the transfer;

     (g) pursuant to Section 6.1 of the Stockholder Agreement, the Issuer shall not, and shall not permit any subsidiary to, engage in any of the following actions or transactions, or enter into a contract or arrangement to engage in any of such actions or transactions, without the written consent or approval of Fargo and Titus: (i) authorize or issue, or obligate itself to issue, any other equity security, including any indebtedness convertible into or exchangeable for shares of equity securities of the Issuer or issued with (A) shares of the Issuer's capital stock or (B) warrants or other rights to purchase the Issuer's capital stock or any other equity security, without compliance with the provisions of Section 4.1 of the Stockholder Agreement; (ii) effect any recapitalization, or any dissolution, liquidation, or winding up of the Issuer;
(iii) permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Issuer or any wholly-owned subsidiary, any stock of such subsidiary, without first offering Titus the right to purchase such stock on the same terms and conditions as those offered to the Issuer by any third party;
(iv) amend its certificate of incorporation or amend or repeal its by-laws; (v) increase the number of members of the Issuer's board of directors; (vi) take any action that would constitute a bankruptcy or insolvency event for the Issuer or any subsidiary of the Issuer; or (vii) guarantee or otherwise become contingently obligated for the payment of indebtedness of any person or entity (other than a wholly-owned subsidiary of the Issuer), where such obligation is not related to the Issuer's business.

     In connection with the Additional Purchase Agreement, the Issuer agreed to enter into employment agreements with each of Fargo and Herve Caen for a period of three years from the date of the Additional Closing. Fargo shall be employed as Chief Executive Officer and Chairman of the Board of the Issuer, and Herve Caen shall be employed as President of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) The information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Schedule 13D, which information is incorporated herein by this reference.

     (c) Fargo has not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

     (d) Inapplicable.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 4 is incorporated herein by this reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit No.                                  Description of Exhibit
  -----------                                  ----------------------
     10.1        Stock Purchase Agreement dated March 18, 1999 by and among the Issuer, Fargo and
                 Titus.

     10.2        Letter Agreement dated March 18, 1999 by and among the Issuer, Titus and Universal.

     10.3        Letter of Intent dated May 12, 1999 by and among the Issuer, Fargo and Titus.

     10.4        Stock Purchase Agreement dated July 20, 1999 by and among the Issuer, Fargo and
                 Titus.

     10.5        Exchange Agreement dated July 20, 1999 by and among  Fargo, Titus, Herve Caen and
                 Eric Caen.

     10.6        Form of Stockholder Agreement by and among the Issuer, Fargo and Titus.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:      August 12, 1999



                              /s/ Brian Fargo
                              ----------------------------------------------
                              Brian Fargo